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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

RES-CARE, INC.
(Name of Subject Company)

ONEX RESCARE ACQUISITION, LLC
(Name of Filing Persons—(Offeror))

The persons listed on Schedule I hereto
(Name of Filing Persons—(Other Persons))

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

760943100
(CUSIP Number of Class of Securities)

Joel I. Greenberg, Esq.
Kaye Scholer LLP
425 Park Avenue
New York, New York 10022
(212) 836-8000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$340,732,402	$24,294.22

*
Estimated for purposes of calculating the filing fee only. Calculated by adding the product of (i) 25,715,653, which is the difference between 29,415,653, the number of shares of common stock, no par value ("Shares"), of Res-Care, Inc. (the "Company") outstanding as of September 30, 2010, and 3,700,000, which is the number of Shares beneficially owned by Onex Corporation and its affiliates and (ii) $13.25, which is the per Share tender offer price. The number of outstanding Shares was obtained by the Company.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, is calculated by multiplying the Transaction Valuation by .0000713.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	Form or Registration No.:

Filing Party:	Date Filed:

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 Schedule I

Onex Partners III LP
Onex Partners LP
Onex American Holdings II LLC
Onex US Principals LP
Rescare Executive Investco LLC

        This Tender Offer Statement and Rule 13e-3 Transaction Statement filed on Schedule TO ("Schedule TO") is filed by Onex Rescare Acquisition, LLC, a Delaware limited liability company (the "Purchaser"), and relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, no par value (the "Shares") of Res-Care, Inc., a Kentucky corporation (the "Company"), other than Shares owned by the Purchaser and its affiliates, at a purchase price of $13.25 per Share, net to the seller in cash, without interest and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 7, 2010 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(i) (which, as amended or supplemented from time to time, together constitute the "Offer"). The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal are hereby expressly incorporated by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO and is supplemented by information specifically provided herein.

Item 1.    Summary Term Sheet.

        The information set forth in the Offer to Purchase under the heading "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)    Name and Address.    The name, address, and telephone number of the subject company's principal executive offices are as follows:

    Res-Care, Inc.
    9901 Linn Station Road
    Louisville, Kentucky 40223
    (502) 394-2100

        (b)    Securities.    Reference is made to the information set forth in the Offer to Purchase under the heading "Introduction," which is incorporated herein by reference.

        (c)    Trading Market and Price.    Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 6. Price Range of the Shares; Dividends," which is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)   through (c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Introduction," "The Offer—Section 8. Certain Information Concerning Purchaser," "Schedule A—Information Concerning the Directors and Executive Officers of Purchaser and Onex Corporation," "Schedule B—Information Concerning Certain Onex Investors and their Controlling Persons or Entities" and "Schedule C—Security Ownership of Certain Beneficial Owners and Management," which is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)    Material Terms.    The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a)    Transactions.    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 1. Background," "Special Factors—Section 8. Transactions and

Arrangements Concerning the Shares," "Special Factors—Section 9. Related Party Transactions" and "Schedule C—Security Ownership of Certain Beneficial Owners and Management," which is incorporated herein by reference.

        (b)    Significant Corporate Events.    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 1. Background" and "Special Factors—Section 6. Summary of the Share Exchange Agreement, the Voting Agreement and the Onex Guarantee," which is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   and (c)(1) through (7) Purposes; Plans. Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Target After the Offer and the Share Exchange," "Special Factors—Section 5. Effects of the Offer," "Special Factors—Section 6. Summary of the Share Exchange Agreement, The Voting Agreement and the Onex Guarantee," "Special Factors—Section 8. Transactions and Arrangements Concerning the Shares" and "The Offer—Section 12. Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations," which is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b) and (d) Source of Funds; Conditions; and Borrowed Funds. Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Introduction" and "The Offer—Section 9. Source and Amount of Funds," which is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership.    Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Introduction," "Special Factors—Section 8. Transactions and Arrangements Concerning the Shares" and "Schedule C—Security Ownership of Certain Beneficial Owners and Management," which is incorporated herein by reference.

        (b)    Securities Transactions.    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 8. Transactions and Arrangements Concerning the Shares," "Special Factors—Section 9. Related Party Transactions" and "Schedule C—Security Ownership of Certain Beneficial Owners and Management," which is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)    Solicitations or Recommendations.    Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 14. Fees and Expenses," which is incorporated herein by reference.

Item 10.    Financial Statements.

        (a), (b) Financial Information; Pro Forma Information. Not applicable.

Item 11.    Additional Information.

        (a)    Agreements, Regulatory Requirements and Legal Proceedings.    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 1. Background," "Special Factors—Section 6. Summary of the Share Exchange Agreement, the Voting Agreement and the Onex Guarantee," "Special Factors—Section 9. Related Party Transactions," "The

Offer—Section 12. Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations," "The Offer—Section 13. Certain Legal Matters; Regulatory Approvals," which is incorporated herein by reference.

        (b)    Other Material Information.    Reference is made to the information set forth in the Offer to Purchase under the Letter of Transmittal, which is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 7, 2010.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Text of Press Release issued by the Purchaser on September 7, 2010 (incorporated by reference to the pre-commencement Schedule TO-C filed on September 8, 2010).
(a)(5)(i)	Complaint filed in Jefferson Circuit Court of the Commonwealth of Kentucky, captioned Margolis v. Gronefeld, et al., case No. 10CI06597.
(a)(5)(ii)	Text of Press Release issued by Onex Corporation on October 7, 2010 announcing the commencement of the Offer.
(b)	None.
(d)(1)	Agreement and Plan of Share Exchange, dated as of September 6, 2010, between Purchaser and the Company (incorporated by reference to Exhibit 2.01 to the Form SC 13D/A filed by Onex Corporation on September 8, 2010).
(d)(2)	Voting Agreement, dated as of September 6, 2010, by and between certain of the Company's shareholders and the Company (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company on September 10, 2010).
(d)(3)	Guarantee of Onex Partners III LP dated as of September 6, 2010 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on September 10, 2010).
(d)(4)	Form of Commitment Letter made by certain Company management shareholders in favor of Onex Partners III LP (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on September 10, 2010).
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3.

Item 2.    Subject Company Information.

        (d)    Dividends.    Reference is made to the information set forth in the Offer to Purchase under the heading "Special Factors—Section 6. Summary of the Share Exchange Agreement, the Voting Agreement and the Onex Guarantee" and "The Offer—Section 6. Price Range of the Shares; Dividends," which is incorporated herein by reference.

        (e)    Prior Public Offerings.    None.

        (f)    Prior Stock Purchases.    None.

Item 4.    Terms of the Transaction.

        (c)    Different Terms.    Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Introduction," "The Offer—Section 7. Certain Information Concerning Target," "Special Factors—Section 9. Related Party Transactions" and "Special Factors—Section 6. Summary of the Share Exchange Agreement, the Voting Agreement and the Onex Guarantee," which is incorporated herein by reference.

        (d)    Appraisal Rights.    Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Special Factors—Section 7. Appraisal Rights; Rule 13e-3" and "Schedule D—Subtitle 13 of the KBCA," which is incorporated herein by reference.

        (e)    Provisions for Unaffiliated Security Holders.    None.

        (f)    Eligibility for Listing or Trading.    Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (c)    Negotiations or Contacts.    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 1. Background" and "Special Factors—Section 3. The Recommendation by the Special Committee," which is incorporated herein by reference.

        (e)    Agreement Involving the Subject Company's Securities.    Reference is made to the information set forth in the Offer to Purchase under the headings "Introduction," "Special Factors—Section 1. Background" "Special Factors—Section 3. The Recommendation by the Special Committee," "Special Factors—Section 6. Summary of the Share Exchange Agreement, the Voting Agreement and the Onex Guarantee," "Special Factors—Section 8. Transactions and Arrangements Concerning the Shares," "Special Factors—Section 9. Related Party Transactions" and "Schedule C—Security Ownership of Certain Beneficial Owners and Management," which is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposal.

        (b)    Use of Securities Acquired.    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 1. Background," "Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Target After the Offer and the Share Exchange," "The Offer—Section 12. Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations," "Special Factors—Section 6. Summary of the Share Exchange Agreement, the Voting Agreement and the Onex Guarantee" and "Special Factors—Section 5. Effects of the Offer," which is incorporated herein by reference.

        (c)(8)    Plans.    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Target After the Offer and the Share Exchange," "Special Factors—Section 6. Summary of the Share Exchange Agreement, the Voting Agreement and the Onex Guarantee" and "The Offer—Section 12. Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations," which is incorporated herein by reference.

Item 7.    Purposes, Alternatives, Reasons and Effects.

        (a)   through (c) Purposes; Alternatives and Reasons. Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Introduction," "Special Factors—Section 1. Background," "Special Factors—Section 2. Purpose of and Reasons for the Offer;

Plans for Target After the Offer and the Share Exchange," "Special Factors—Section 3. The Recommendation by the Special Committee" and "Special Factors—Position of Onex Investors Regarding Fairness of the Offer and the Share Exchange," which is incorporated herein by reference.

        (d)    Effects.    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 5. Effects of the Offer," "Special Factors—Section 7. Appraisal Rights; Rule 13e-3," "The Offer—Section 5. Certain United States Federal Income Tax Consequences" and "The Offer—Section 12. Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration; Margin Regulations," which is incorporated herein by reference.

Item 8.    Fairness of the Transaction.

        (a)   through (c), (e) and (f) Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Approval of Directors; Other Offers. Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Introduction," "Special Factors—Section 1. Background," "Special Factors—Section 3. The Recommendation by the Special Committee," "Special Factors—Section 4. Position of Onex Investors Regarding Fairness of the Offer and the Share Exchange" and "Special Factors—Section 7. Dissenters' Rights; Rule 13e-3," which is incorporated herein by reference.

        (d)    Unaffiliated Representative    An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transactions or preparing a report concerning the fairness of the transaction. Reference is made to the information set forth in the Offer to Purchase under the headings "Summary Term Sheet," "Introduction," "Special Factors—Section 1. Background," "Special Factors—Section 2. Purpose of and Reasons for the Offer; Plans for Target After the Offer and the Share Exchange," "Special Factors—Section 3. The Recommendation by the Special Committee" and "Special Factors—Section 4. Position of Onex Investors Regarding Fairness of the Offer and the Share Exchange," which is incorporated herein by reference.

Item 9.    Reports, Opinions, Appraisals and Certain Negotiations.

        (a)   through (c) Report, Opinion, or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. Not applicable.

Item 10.    Source and Amounts of Funds or Other Consideration.

        (c)    Expenses.    Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 14. Fees and Expenses," which is incorporated herein by reference.

Item 12.    The Solicitation or Recommendation.

        (d)    Intent to Tender or Vote in a Going-Private Transaction.    Reference is made to the information set forth in the Offer to Purchase under the headings "Special Factors—Section 8. Transactions and Arrangements Concerning the Shares," "Special Factors—Section 9. Related Party Transactions" and "The Offer—Section 7. Certain Information Concerning the Target," which is incorporated herein by reference.

        (e)    Recommendations of Others.    Reference is made to the information set forth in the Offer to Purchase under the heading "Special Factors—Section 3. The Recommendation by the Special Committee" and "The Offer—Section 7. Certain Information Concerning the Target," which is incorporated herein by reference.

Item 13.    Financial Information.

        (a)    Financial Information.    Reference is made to the information set forth in the Offer to Purchase under the heading "The Offer—Section 7. Certain Information Concerning the Target," which is incorporated herein by reference. The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2009 and December 31, 2008 are incorporated herein by reference to Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and filed on March 9, 2010. The unaudited consolidated financial statements of the Company for the quarter ended June 30, 2010 are incorporated by reference to Item 1 Part 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 and filed on August 6, 2010.

        (b)    Pro Forma Information.    Not applicable.

Item 14.    Persons/Assets, Retained, Employed, Compensated or Used.

        (b)    Employees and Corporate Assets.    None.

Item 16.    Exhibits.

Exhibit No.		Description
(f	)	Subtitle 13 of the Kentucky Business Corporation Act (included as Schedule D of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

 SIGNATURES

        After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 7, 2010

ONEX RESCARE ACQUISITION, LLC
By:	/s/ ROBERT M. LE BLANC Name: Robert M. Le Blanc Title: Sole Director
ONEX PARTNERS III LP
By:	ONEX PARTNERS III GP LP, its General Partner
By:	ONEX PARTNERS MANAGER LP, its Agent
By:	ONEX PARTNERS MANAGER GP ULC, its General Partner
By:	/s/ ROBERT M. LE BLANC Name: Robert M. Le Blanc Title: Managing Director
By:	/s/ JOSHUA HAUSMAN Name: Joshua Hausman Title: Vice President
ONEX PARTNERS LP
By:	ONEX PARTNERS GP LP, its General Partner,
By:	ONEX PARTNERS MANAGER LP, its Agent
By:	ONEX PARTNERS MANAGER GP ULC, its General Partner
By:	/s/ ROBERT M. LE BLANC Name: Robert M. Le Blanc Title: Managing Director
By:	/s/ JOSHUA HAUSMAN Name: Joshua Hausman Title: Vice President

ONEX US PRINCIPALS LP
By:	ONEX AMERICAN HOLDINGS GP LLC, its General Partner
By:	/s/ ROBERT M. LE BLANC Name: Robert M. Le Blanc Title: Director
RESCARE EXECUTIVE INVESTCO LLC
By:	/s/ ROBERT M. LE BLANC Name: Robert M. Le Blanc Title: Director
By:	/s/ DONALD F. WEST Name: Donald F. West Title: Director
ONEX AMERICAN HOLDINGS II LLC
By:	/s/ ROBERT M. LE BLANC Name: Robert M. Le Blanc Title: Director
By:	/s/ DONALD F. WEST Name: Donald F. West Title: Director

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated October 7, 2010.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Text of Press Release issued by the Purchaser on September 7, 2010 (incorporated by reference to the pre-commencement Schedule TO-C filed on September 8, 2010)
(a)(5)(i)	Complaint filed in Jefferson Circuit Court of the Commonwealth of Kentucky, captioned Margolis v. Gronefeld, et al., case No. 10CI06597.
(a)(5)(ii)	Text of Press Release issued by Onex Corporation on October 7, 2010 announcing the commencement of the Offer.
(b)	None.
(d)(1)
Agreement and Plan of Share Exchange, dated as of September 6, 2010, between Purchaser and the Company (incorporated by reference to Exhibit 2.01 to the Form SC 13D/A filed by Onex Corporation on September 8, 2010)
(d)(2)
Voting Agreement, dated as of September 6, 2010, by and between certain of the Company's shareholders and the Company (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company on September 10, 2010)
(d)(3)	Guarantee of Onex Partners III LP dated as of September 6, 2010 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on September 10, 2010)
(d)(4)
Form of Commitment Letter made by certain Company management shareholders in favor of Onex Partners III LP (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Company on September 10, 2010)
(f)	Subtitle 13 of the Kentucky Business Corporation Act (included as Schedule D of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)	None.
(h)	None.

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Schedule I
Onex Partners III LP Onex Partners LP Onex American Holdings II LLC Onex US Principals LP Rescare Executive Investco LLC
  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person .
  Item 4. Terms of the Transaction .
  Item 5. Past Contacts, Transactions, Negotiations and Agreements .
  Item 6. Purposes of the Transaction and Plans or Proposals .
  Item 7. Source and Amount of Funds or Other Consideration .
  Item 8. Interest in Securities of the Subject Company .
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used .
  Item 10. Financial Statements .
  Item 11. Additional Information .
  Item 12. Exhibits .
  Item 13. Information Required by Schedule 13E-3 .
  Item 2. Subject Company Information .
  Item 4. Terms of the Transaction .
  Item 5. Past Contacts, Transactions, Negotiations and Agreements .
  Item 6. Purposes of the Transaction and Plans or Proposal .
  Item 7. Purposes, Alternatives, Reasons and Effects .
  Item 8. Fairness of the Transaction .
  Item 9. Reports, Opinions, Appraisals and Certain Negotiations .
  Item 10. Source and Amounts of Funds or Other Consideration .
  Item 12. The Solicitation or Recommendation .
  Item 13. Financial Information .
  Item 14. Persons/Assets, Retained, Employed, Compensated or Used .
  Item 16. Exhibits .
SIGNATURES
EXHIBIT INDEX